MEMORANDUM OF CHANGES
        VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 102

         The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen American Capital Equity Opportunity Trust, Series 102 on June 2, 1998. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

         Page 4. "The Summary of Essential Financial Information" section has been completed.

         Pages 37-41.  The Report of Independent Certified Public Accountants'
                       and Statements of Condition have been completed.

         The "Portfolios" and the "Notes to Portfolios" sections have been completed.

         Back Cover.  The date has been completed.

                                                              FILE NO. 333-52561
                                                                    CIK #1025248


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004
                                 Amendment No. 1
                                       to
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact Name of Trust: VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY
                              TRUST, SERIES 102

B. Name of Depositor:   VAN KAMPEN AMERICAN CAPITAL DISTRIBUTORS, INC.

C. Complete address of Depositor's principal executive offices:

                        One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

D. Name and complete address of agents for service:


    CHAPMAN AND CUTLER            VAN KAMPEN AMERICAN CAPITAL DISTRIBUTORS, INC.
    Attention:  Mark J. Kneedy    Attention:  Don G. Powell, Chairman
    111 West Monroe Street        One Parkview Plaza
    Chicago, Illinois  60603      Oakbrook Terrace, Illinois  60181


E. Title of securities being registered: Units of proportionate interest

F. Approximate date of proposed sale to the public:


             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
                             REGISTRATION STATEMENT

/ X /  Check box if it is proposed that this filing will become effective on
----   June 2, 1998 at 2:00 P.M. pursuant to Rule 487.


         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


              VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST
                                   SERIES 102

                              CROSS REFERENCE SHEET

                     PURSUANT TO RULE 404(C) OF REGULATION C
                        UNDER THE SECURITIES ACT OF 1933
                   (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION
                         1 AS TO PROSPECTUS ON FORM S-6)

FORM N-8B-2                                                           FORM S-6
ITEM NUMBER                                                     HEADING IN PROSPECTUS

                     I. ORGANIZATION AND GENERAL INFORMATION
 1.     (a)  Name of trust                                      )      Prospectus Front Cover Page

        (b)  Title of securities issued                         )      Prospectus Front Cover Page

 2.     Name and address of Depositor                           )      Summary of Essential Financial
                                                                )        Information
                                                                )      Trust Administration

 3.     Name and address of Trustee                             )      Summary of Essential Financial
                                                                )        Information
                                                                )      Trust Administration

 4.     Name and address of principal                           )      *
          underwriter

 5.     Organization of trust                                   )      The Trusts

 6.     Execution and termination of                            )      The Trusts
          Trust Indenture and Agreement                         )      Trust Administration

 7.     Changes of Name                                         )      *

 8.     Fiscal year                                             )      *

 9.     Material Litigation                                     )      *




                    II. GENERAL DESCRIPTION OF THE TRUST AND
                             SECURITIES OF THE TRUST
10.     General information regarding                           )      The Trusts
          trust's securities and                                )      Federal Taxation
          rights of security holders                            )      Public Offering
                                                                )      Rights of Unitholders
                                                                )      Trust Administration

11.     Type of securities comprising                           )      Prospectus Front Cover Page
          units                                                 )      The Trusts
                                                                )      Trust Portfolios

12.     Certain information regarding                           )      *
          periodic payment certificates                         )

13.     (a)  Loan, fees, charges and expenses                   )      Prospectus Front Cover Page
                                                                )      Summary of Essential Financial
                                                                )        Information
                                                                )      Trust Portfolios
                                                                )
                                                                )      Trust Operating Expenses
                                                                )      Public Offering
                                                                )      Rights of Unitholders

        (b)  Certain information regarding                      )
               periodic payment plan                            )      *
               certificates                                     )

        (c)  Certain percentages                                )      Prospectus Front Cover Page
                                                                )      Summary of Essential Financial
                                                                )       Information
                                                                )
                                                                )      Public Offering
                                                                )      Rights of Unitholders

        (d)  Certain other fees, expenses or                    )      Trust Operating Expenses
               charges payable by holders                       )      Rights of Unitholders

        (e)  Certain profits to be received                     )      Public Offering
               by depositor, principal                          )      *
               underwriter, trustee or any                      )      Trust Portfolios
               affiliated persons                               )

        (f)  Ratio of annual charges                            )      *
               to income                                        )

14.     Issuance of trust's securities                          )      Rights of Unitholders

15.     Receipt and handling of payments                        )      *
          from purchasers                                       )

16.     Acquisition and disposition of                          )      The Trusts
          underlying securities                                 )      Rights of Unitholders
                                                                )      Trust Administration

17.     Withdrawal or redemption                                )      Rights of Unitholders
                                                                )      Trust Administration
18.     (a)  Receipt and disposition                            )      Prospectus Front Cover Page
               of income                                        )      Rights of Unitholders

        (b)  Reinvestment of distributions                      )      *

        (c)  Reserves or special Trusts                         )      Trust Operating Expenses
                                                                )      Rights of Unitholders
        (d)  Schedule of distributions                          )      *

19.     Records, accounts and reports                           )      Rights of Unitholders
                                                                )      Trust Administration

20.     Certain miscellaneous provisions                        )      Trust Administration
          of Trust Agreement                                    )

21.     Loans to security holders                               )      *

22.     Limitations on liability                                )      Trust Portfolios
                                                                )      Trust Administration
23.     Bonding arrangements                                    )      *

24.     Other material provisions of                            )      *
        Trust Indenture Agreement                               )

                   III. ORGANIZATION, PERSONNEL AND AFFILIATED
                              PERSONS OF DEPOSITOR
25.     Organization of Depositor                               )      Trust Administration

26.     Fees received by Depositor                              )      *

27.     Business of Depositor                                   )      Trust Administration

28.     Certain information as to                               )      *
          officials and affiliated                              )
          persons of Depositor                                  )

29.     Companies owning securities                             )      *
          of Depositor                                          )
30.     Controlling persons of Depositor                        )      *

31.     Compensation of Officers of                             )      *
          Depositor                                             )

32.     Compensation of Directors                               )      *

33.     Compensation to Employees                               )      *

34.     Compensation to other persons                           )      *

                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES
35.     Distribution of trust's securities                      )      Public Offering
          by states                                             )

36.     Suspension of sales of trust's                          )      *
          securities                                            )
37.     Revocation of authority to                              )      *
          distribute                                            )

38.     (a)  Method of distribution                             )
                                                                )
        (b)  Underwriting agreements                            )      Public Offering
                                                                )
        (c)  Selling agreements                                 )

39.     (a)  Organization of principal                          )      *
               underwriter                                      )

        (b)  N.A.S.D. membership by                             )      *
               principal underwriter                            )

40.     Certain fees received by                                )      *
          principal underwriter                                 )

41.     (a)  Business of principal                              )      Trust Administration
               underwriter                                      )

        (b)  Branch offices or principal                        )      *
               underwriter                                      )

        (c)  Salesmen or principal                              )      *
               underwriter                                      )

42.     Ownership of securities of                              )      *
          the trust                                             )

43.     Certain brokerage commissions                           )      *
          received by principal underwriter                     )

44.     (a)  Method of valuation                                )      Prospectus Front Cover Page
                                                                )      Summary of Essential Financial
                                                                )        Information
                                                                )      Trust Operating Expenses
                                                                )      Public Offering
        (b)  Schedule as to offering                            )      *
               price                                            )

        (c)  Variation in offering price                        )      *
               to certain persons                               )

46.     (a)  Redemption valuation                               )      Rights of Unitholders
                                                                )      Trust Administration
        (b)  Schedule as to redemption                          )      *
               price                                            )

47.     Purchase and sale of interests                          )      Public Offering
          in underlying securities                              )      Trust Administration

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN
48.     Organization and regulation of                          )      Trust Administration
          Trustee                                               )

49.     Fees and expenses of Trustee                            )      Summary of Essential Financial
                                                                )        Information
                                                                )      Trust Operating Expenses

50.     Trustee's lien                                          )      Trust Operating Expenses

          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
51.     Insurance of holders of trust's                         )      Cover Page
          securities                                            )      Trust Operating Expenses

52.     (a)  Provisions of trust agreement                      )
               with respect to replacement                      )      Trust Administration
               or elimination portfolio                         )
               securities                                       )

        (b)  Transactions involving                             )
               elimination of underlying                        )      *
               securities                                       )

        (c)  Policy regarding substitution                      )
               or elimination of underlying                     )      Trust Administration
               securities                                       )

        (d)  Trustamental policy not                            )      *
               otherwise covered                                )

53.     Tax Status of trust                                     )      Federal Taxation

                   VII. FINANCIAL AND STATISTICAL INFORMATION
54.     Trust's securities during                               )      *
          last ten years                                        )

55.                                                             )
56.     Certain information regarding                           )      *
57.       periodic payment certificates                         )
58.                                                             )

59.     Financial statements (Instructions                      )      Report of Independent Certified
          1(c) to Form S-6)                                     )        Public Accountants
                                                                )      Statements of Condition

----------------------------------------------
* Inapplicable, omitted, answer negative or not required




June 2, 1998
                           VAN KAMPEN AMERICAN CAPITAL

BLUE CHIP OPPORTUNITY TRUST, SERIES 4
BLUE CHIP OPPORTUNITY AND TREASURY TRUST, SERIES 6
--------------------------------------------------------------------------------

      THE FUND. Van Kampen American Capital Equity Opportunity Trust, Series 102 (the "Fund") is comprised of two separate and distinct unit investment trusts, Blue Chip Opportunity Trust, Series 4 (the "Blue Chip Opportunity Trust") and Blue Chip Opportunity and Treasury Trust, Series 6 (the "Blue Chip Opportunity and Treasury Trust") (collectively, the "Trusts"). The Blue Chip Opportunity Trust offers investors the opportunity to purchase Units representing proportionate interests in a fixed, diversified portfolio of the 30 actively traded "blue chip" equity securities which are current components of the Dow Jones Industrial Average.* The Blue Chip Opportunity and Treasury Trust offers investors the opportunity to purchase Units representing proportionate interests in a fixed, diversified portfolio of the 30 actively traded "blue chip" equity securities which are components of the Dow Jones Industrial Average* as of the Initial Date of Deposit plus zero coupon U.S. Treasury obligations. Dow Jones & Company, Inc. has not participated in any way in the creation of the Trusts or in the selection of stocks included in the Trusts and has not approved any information herein relating thereto. Unless terminated earlier, each Trust will terminate on the Mandatory Termination Date described in the "Summary of Essential Financial Information" and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units.


      ATTENTION FOREIGN INVESTORS. If you are not a United States citizen or resident, distributions from the Trusts will generally be subject to U.S. Federal withholding taxes; however, under certain circumstances treaties between the United States and other countries may reduce or eliminate such withholding tax. See "Federal Taxation." Such investors should consult their tax advisers regarding the imposition of U.S. withholding on distributions.
      OBJECTIVES OF THE FUND. The objective of the Blue Chip Opportunity Trust is to provide the potential for capital appreciation and income by investing in a portfolio of actively traded, New York Stock Exchange listed equity securities which are current components of the Dow Jones Industrial Average ("Equity Securities"). The objectives of the Blue Chip Opportunity and Treasury Trust are to provide the potential for capital appreciation and income, consistent with the preservation of invested capital, by investing in a portfolio of actively traded, New York Stock Exchange listed equity securities which are components of the Dow Jones Industrial Average* as of the Initial Date of Deposit ("Equity Securities") and to protect Unitholders' capital by investing a portion of its portfolio in "zero coupon" U.S. Treasury obligations ("Treasury Obligations"). Collectively, the Treasury Obligations and the Equity Securities are referred to herein as the "Securities." See "Portfolios." There is, of course, no guarantee that the objectives of the Trusts will be achieved. Units are not designed so that their prices will parallel or correlate with movements in the Dow Jones Industrial Average, and it is expected that their prices will not parallel or correlate with such movements. The Treasury Obligations evidence the right to receive a fixed payment at a future date from the U.S. Government and are backed by the full faith and credit of the U.S. Government. The guarantee of the U.S. Government does not apply to the market value of the Treasury Obligations or the Units of the Blue Chip Opportunity and Treasury Trust whose net asset value will fluctuate and may be worth more or less than a purchaser's acquisition cost. It is anticipated that upon maturity the Treasury Obligations will represent an amount of at least $11.00 per Unit.
      Units of the Trusts are not insured by the FDIC, are not deposits or other obligations of, or guaranteed by, any depository institution or any government agency and are subject to investment risk, including possible loss of the principal amount invested.

--------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       * The Dow Jones Industrial Average is the property of Dow Jones & Company, Inc. Dow Jones & Company, Inc. has not granted to the Trusts or the Sponsor a license to use the Dow Jones Industrial Average.

      PUBLIC OFFERING PRICE. The Public Offering Price of the Units of each Trust during the initial offering period includes the aggregate underlying value of the Equity Securities (and, in the case of the Blue Chip Opportunity and Treasury Trust, the aggregate offering price of the Treasury Obligations), a sales charge equal to 4.5% of the Pubic Offering Price (which is equivalent to 4.712% of the aggregate value of the Securities), and cash, if any, in the Income and Capital Accounts held or owned by such Trust. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 5,000 Units. If Units were available for purchase at the close of business on the day before the Initial Date of Deposit, the Public Offering Price per Unit would have been that amount set forth under "Summary of Essential Financial Information". For sales charges in the secondary market, see "Public Offering." The minimum purchase is 100 Units (25 Units for qualified retirement plans) but may vary by selling firm.
      PRINCIPAL PROTECTION. The Blue Chip Opportunity and Treasury Trust has been organized so that purchasers of Units should receive, at the termination of such Trust, an amount per Unit at least equal to $11.00 (which is equal to the per Unit value upon maturity of the Treasury Obligations), even if such Trust never paid a dividend and the value of the Equity Securities were to decrease to zero, which the Sponsor considers highly unlikely. This feature of the Blue Chip Opportunity and Treasury Trust provides Unitholders who purchase Units at the price of $11.00 per Unit or less with total principal protection, including any sales charges paid, although they might forego any earnings on the amount invested. To the extent that Units are purchased at a price less than $11.00 per Unit, this feature may also provide a potential for capital appreciation.


      The Treasury Obligations will mature on August 15, 2013. The Treasury Obligations have a maturity value equal to or greater than the aggregate Public Offering Price (which includes the sales charge) of the Units of Blue Chip Opportunity and Treasury Trust on the Initial Date of Deposit; however, the value of the Treasury Obligations may fluctuate before maturity due to fluctuations in interest rates. The Equity Securities deposited in the Blue Chip Opportunity and Treasury Trust's portfolio have no fixed maturity date and the value of these underlying Equity Securities will fluctuate with changes in the values of stocks in general and with changes in the conditions and performance of the specific Securities owned by such Trust. See "Trust Portfolios."


      ADDITIONAL DEPOSITS. The Sponsor may, from time to time during a period of up to approximately 12 months after the Initial Date of Deposit, deposit additional Securities in the Trusts as provided under "The Trusts."


      DIVIDEND AND CAPITAL DISTRIBUTIONS. Distributions of dividends and capital, if any, received by the Trust will be paid in cash on the applicable Distribution Date to Unitholders of record on the record date as set forth in the "Summary of Essential Financial Information." The initial estimated distribution will be $.03 and $.02 for the Blue Chip Opportunity Trust and the Blue Chip Opportunity and Treasury Trust, respectively, and will be made on September 25, 1998 to Unitholders of record on September 10, 1998. INCOME WITH RESPECT TO THE AMORTIZATION OF ORIGINAL ISSUE DISCOUNT ON THE TREASURY OBLIGATIONS IN THE BLUE CHIP OPPORTUNITY AND TREASURY TRUST WILL NOT BE DISTRIBUTED CURRENTLY, ALTHOUGH UNITHOLDERS WILL BE SUBJECT TO INCOME TAX AT ORDINARY INCOME RATES AS IF A DISTRIBUTION HAD OCCURRED. Upon termination of each Trust, the Trustee will distribute, upon surrender of Units for redemption, to each Unitholder his pro rata share of each Trust's assets, less expenses, in the manner set forth under "Rights of Unitholders--Distributions of Income and Capital."


      SECONDARY MARKET FOR UNITS. After the initial offering period, although not obligated to do so, the Sponsor intends to maintain a market for Units of each Trust and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in each Trust (generally determined by the closing sale or bid prices of the Equity Securities) plus, in the case of the Blue Chip Opportunity and Treasury Trust, the aggregate bid side evaluation of the Treasury Obligations, plus or minus cash, if any, in the Capital and Income Accounts of such Trust. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will be based upon the aggregate underlying value of the Securities in each Trust (generally determined by the closing sale or asked prices of the Equity Securities and, in the case of the Blue Chip Opportunity and Treasury Trust, the aggregate offer side evaluation of the Treasury Obligations) plus or minus cash, if any, in the Capital and Income Accounts of such Trust. If a secondary market is not maintained, a Unitholder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in each Trust plus, in the case of the Blue Chip Opportunity and Treasury Trust, the aggregate bid side evaluation of the Treasury Obligations, plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust. A Unitholder tendering 1,000 or more Units for redemption may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) in lieu of payment in cash. Unitholders of the Blue Chip Opportunity and Treasury Trust will receive their pro rata portion of the Treasury Obligations in cash upon redemption. See "Rights of Unitholders--Redemption of Units." Unitholders of the Blue Chip Opportunity Trust electing a distribution of shares of Equity Securities should be aware that the transaction is subject to taxation and Unitholders will recognize gain based on any appreciation in value of the Equity Securities. See "Federal Taxation."
      TERMINATION. Commencing on the Mandatory Termination Date Equity Securities will begin to be sold in connection with the termination of the related Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unitholders may surrender their certificates for cancellation shall be given by the Trustee to each Unitholder at his address appearing on the registration books of such Trust maintained by the Trustee. At least 30 days prior to the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders and will include with such notice a form to enable Unitholders to elect a distribution of shares of Equity Securities if such Unitholder owns at least 1,000 Units, rather than to receive payment in cash for such Unitholder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. Unitholders will receive cash in lieu of any fractional shares and cash representing their pro rata portion of any Treasury Obligations. To be effective, the election form, together with surrendered certificates if issued, and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. Unitholders not electing a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Securities within a reasonable time after a Trust is terminated. See "Trust Administration--Amendment or Termination."
      REINVESTMENT OPTION. Unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase units of any other Van Kampen American Capital trust in the initial offering period accepting rollover investments subject to a reduced sales charge to the extent stated in the related prospectus (which may be deferred in certain cases). Unitholders also have the opportunity to have their distributions reinvested into additional Units of the Trusts, if Units are available at the time of reinvestment, or into an open-end management investment company as described herein. See "Rights of Unitholders--Reinvestment Option."
      RISK FACTORS. An investment in the Trusts should be made with an understanding of the risks associated therewith, including the possible deterioration of the financial condition of the issuers, the general condition of the stock market and volatile interest rates. See Factors" and "Trust Portfolios."



        VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 102
                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
                                     AT THE CLOSE OF BUSINESS ON THE DAY BEFORE THE INITIAL DATE OF DEPOSIT: JUNE 1, 1998
                              SPONSOR:      VAN KAMPEN AMERICAN CAPITAL DISTRIBUTORS, INC.
                           SUPERVISOR:      VAN KAMPEN AMERICAN CAPITAL INVESTMENT ADVISORY CORP.
                                            (AN AFFILIATE OF THE SPONSOR)
                            EVALUATOR:      AMERICAN PORTFOLIO EVALUATION SERVICES
                                            (A DIVISION OF AN AFFILIATE OF THE SPONSOR)
                              TRUSTEE:      THE BANK OF NEW YORK

                                                                                                          BLUE CHIP
                                                                                                        OPPORTUNITY
                                                                                         BLUE CHIP           AND
                                                                                         OPPORTUNITY      TREASURY
                                                                                            TRUST           TRUST
                                                                                        -------------   -------------
Aggregate Maturity Value of Treasury Obligations Initially Deposited                               --  $     165,000
Number of Units (1)                                                                            14,962         15,000
Fractional Undivided Interest in the Trust per Unit (1)                                      1/14,962       1/15,000
Public Offering Price:
   Aggregate Value of Securities in Portfolio (2)                                      $      142,883  $     143,329
   Aggregate Value of Securities per Unit                                              $         9.55  $        9.56
   Sales Charge 4.5% (4.712% of the Aggregate Value of Securities per Unit)            $          .45  $         .45
   Public Offering Price Per Unit (3)(4)                                               $        10.00  $       10.01
Redemption Price per Unit (4)                                                          $         9.55  $        9.54
Secondary Market Repurchase Price per Unit                                             $         9.55  $        9.56
Excess of Public Offering Price per Unit over Redemption Price per Unit                $          .45  $         .47
Excess of Sponsor's Initial Repurchase Price per Unit over Redemption Price per Unit   $           --  $         .02
Calculation of Estimated Net Annual Dividends per Unit (5):
   Estimated Gross Annual Dividends per Unit                                           $       .15990  $      .08406
   Less: Estimated Annual Expense per Unit (Including Organizational Expenses)         $       .02198             --
   Estimated Net Annual Dividends per Unit                                             $       .13792             --
Estimated Annual Organizational Expenses per Unit (6)                                  $       .00503  $      .00540
Mandatory Termination Date - Blue Chip Opportunity Trust       June 2, 2008
Mandatory Termination Date - Blue Chip Opportunity
   and Treasury Trust                                          August 15, 2013
Trustee's Annual Fee                                           $.008 per Unit
Supervisors Annual Supervisory Fee                             Maximum of $.0025 perUnit
Evaluators Annual Evaluation Fee                               Maximum of $.0025 per Unit
Evaluation Time                                                Close of the New York Stock Exchange
Minimum                                                        Termination Value Each Trust may be
                                                               terminated if the  net asset value
                                                               of such Trust is less than
                                                               $500,000 unless the net asset
                                                               value of such Trust deposits has
                                                               exceeded $15,000,000, then the
                                                               Trust Agreement may be terminated if the
                                                               net asset value of such Trust is less than $3,000,000.
Income Distribution Record Date                                Tenth day of March, June, September and December
Income Distribution Date                                       Twenty-fifth of March, June, September and December
Capital Account Record Date                                    Tenth day of December
Capital Account Distribution Date                              Twenty-fifth day of December


---------------------------------------------------------------------------------------------------------------------
(1) As of the close of business on any day on which the Sponsor is the sole
    Unitholder of the Blue Chip Opportunity Trust, the number of Units of such
    Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10. Therefore, to the extent of any such adjustment the fractional undivided interest per Unit of such Trust will increase or decrease from the amount indicated above.
(2) Each Equity Security listed on a national securities exchange is valued at the closing sale price or, if the Equity Security is not listed, at the closing ask price thereof. The Treasury Obligations are valued at the offering side evaluation.
(3) On the Initial Date of Deposit there will be no cash in the Income or
    Capital Accounts. Anyone ordering Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.


(4) Effective on each June 2, commencing June 2, 1999, the secondary market sales charge will decrease by .3 of 1% to a minimum sales charge of 1.5%.
    See "Public Offering."


(5) Estimated annual dividends are based on annualizing the most recently declared dividends. Estimated annual dividends per Unit are based on the number of Units, the fractional undivided interest in the Securities per Unit and the aggregate value of the Securities per Unit as of the Initial
    Date of Deposit. Investors should note that the actual annual dividends received per Unit will vary from the estimated amount due to changes in the factors described in the preceding sentence and actual dividends declared and paid by the issuers of the Securities. Estimated Net Annual Dividends per Unit are not shown for the Blue Chip Opportunity and Treasury Trust because gross dividends received by such Trust will be distributed to Unitholders and the expenses of such Trust will be paid from the Capital
    Account or from the periodic sale of Securities.
(6) Each Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering
    Units with the Securities and Exchange Commission and states, the initial audit of the portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising material and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "Trust Operating Expenses" and "Statements of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.





THE TRUSTS
--------------------------------------------------------------------------------


      Van Kampen American Capital Equity Opportunity Trust, Series 102 is comprised of two separate and distinct unit investment trusts, Blue Chip Opportunity Trust, Series 4 and Blue Chip Opportunity and Treasury Trust, Series
6. The Trusts were created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen American Capital Distributors, Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, Van Kampen American Capital Investment Advisory Corp., as Supervisor, and The Bank of New York, as Trustee.


      The Blue Chip Opportunity Trust may be an appropriate medium for investors who desire to participate in a portfolio of equity securities with greater diversification than they might be able to acquire individually. The Blue Chip Opportunity and Treasury Trust may be an appropriate medium for investors who desire to participate in a portfolio of equity securities and zero-coupon U.S. Treasury obligations with greater diversification than they might be able to acquire individually. Diversification of assets in a Trust will not eliminate the risk of loss always inherent in the ownership of securities. For a breakdown of the portfolios, see "Portfolios."
      On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Securities indicated under "Portfolios" herein, including delivery statements relating to contracts for the purchase of certain such Securities and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for such Securities (and contracts) so deposited, delivered to the Sponsor documentation evidencing the ownership of that number of Units of each Trust indicated in "Summary of Essential Financial Information." Unless otherwise terminated as provided in the Trust Agreement, each Trust will terminate on the Mandatory Termination Date and Securities then held will within a reasonable time thereafter be liquidated or distributed by the Trustee.
      Additional Units of a Trust may be issued at any time by depositing in such Trust (i) additional Securities, (ii) contracts to purchase securities together with cash or irrevocable letters of credit or (iii) cash (including a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by a Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in such Trust will be increased and the fractional undivided interest in such Trust represented by each Unit will be decreased.


      The Sponsor may continue to make additional deposits of Securities into the Blue Chip Opportunity Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as nearly as practicable, an equal proportionate relationship among each Equity Security in such Trust's portfolio based on market value. Thus, although additional Units will be issued by the Blue Chip Opportunity Trust, each Unit will continue to represent a dollar weighting of the then current components of the Dow Jones Industrial Average. Precise duplication of the relationship among the Equity Securities in the Blue Chip Opportunity Trust may not be achieved because it may be economically impracticable as a result of certain procedural policies of such Trust and other factors such as (1) price movements of the various Equity Securities will not duplicate one another, (2) the Sponsor's current intention to purchase shares of the Equity Securities in round lot quantities only, (3) reinvestment of excess proceeds not needed to meet redemptions may not be sufficient to acquire round lots of all the Equity Securities in the Trust and
(4) reinvestment of proceeds received from Equity Securities which are no longer components of the Dow Jones Industrial Average might not result in the purchase of an equal number of shares in any replacement Security.


      The Sponsor may continue to make additional deposits of Securities into the Blue Chip Opportunity and Treasury Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain the same percentage relationship among the number of shares of each Equity Security in the Trust and par value of the Treasury Obligations that existed immediately prior to any such subsequent deposit. Such deposits of additional Securities into the Blue Chip Opportunity and Treasury Trust will, therefore, be done in such a manner that the maturity value of the Treasury Obligations represented by each Unit should always be an amount at least equal to $11.00. Thus, although additional Units will be issued, each Unit will continue to represent approximately the same number of shares of each Equity Security and the same percentage relationship among the number of shares of Equity Securities and par value of Treasury Obligations. The required percentage relationship among the Securities will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. On a cost basis to the Trust, the original percentage relationship on the Initial Date of Deposit was approximately 48% Treasury Obligations and approximately 52% Equity Securities. Since the prices of the underlying Treasury Obligations and Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The maturity value of the Treasury Obligations and the portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Securities in the Trust.
      If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trusts will pay associated brokerage fees.
      Each Unit of a Trust initially offered represents an undivided interest in such Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------
      The objective of the Blue Chip Opportunity Trust is to provide investors with the potential for capital appreciation and income. The objectives of the Blue Chip Opportunity and Treasury Trust are to provide the potential for capital appreciation and income and to protect Unitholders' capital. The portfolios are described under "Trust Portfolios" and in "Portfolios". The Blue Chip Opportunity and Treasury Trust has been organized so that investors would receive, at termination, an amount per Unit at least equal to $11.00 (which is equal to the per Unit value upon maturity of the Treasury Obligations), even if the Trust never paid a distribution and the value of the Equity Securities were to decrease to zero, which the Sponsor considers highly unlikely.
      In selecting the Equity Securities for the Blue Chip Opportunity Trust and the percentage of the portfolio represented by each such Equity Security, the Sponsor selected those equity securities that currently are components of the Dow Jones Industrial Average and the dollar value of the shares of such securities with the intent to have approximately equal dollar amounts invested in each such security.
      In selecting Securities for the Blue Chip Opportunity and Treasury Trust, the following factors were considered: (a) for the portion of the Securities that are Equity Securities, the Sponsor selected those Equity Securities that are components of the Dow Jones Industrial Average as of the Initial Date of Deposit and the dollar value of the shares of such securities with the intent to have approximately equal dollar amounts initially invested in each such security, and (b) for the portion of the Securities that are Treasury Obligations, the Sponsor selected securities which evidence the right to receive a fixed payment at a future date from the U.S. Government, backed by the full faith and credit of the U.S. Government.

    The following chart shows $1 invested in selected asset classes over the period 1926 - 1997, compared to inflation (as measured by the Consumer Price Index) over the same period. As the chart indicates, common stocks may offer the potential to keep ahead of inflation over time. Of course, this chart represents past performance of these investment categories and there is no guarantee of future results, either of these categories or of the Trust.
Unitholders will be subject to sales charges, expenses and taxes which are not reflected in the chart.

                  Stocks (Dow Jones Industrial Average)

                  $1                                                   $1,828.33


                  Long-term U.S. Government Bonds

                  $1                        $39.07


                  U.S. Treasury bills (short term)

                  $1                $14.25


                  Consumer Price Index

                  $1             $9.00


                  Source: Ibbotson Associates, Inc.


      GENERAL. An investor will be subject to taxation on the dividend income received from the Trusts and on gains from the sale or liquidation of Securities (see "Federal Taxation"). Investors should be aware that there is not any guarantee that the objectives of the Trusts will be achieved because they are subject to the continuing ability of the respective Security issuers to continue to declare and pay dividends and because the market value of the Securities can be affected by a variety of factors. Common stocks may be especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. Investors should be aware that there can be no assurance that the value of the underlying Securities will increase or that the issuers of the Equity Securities will pay dividends on outstanding common shares. Any distributions of income will generally depend upon the declaration of dividends by the issuers of the Equity Securities and the declaration of any dividends depends upon several factors including the financial condition of the issuers and general economic conditions.
      Investors should note that the above criteria were applied to the Securities selected for inclusion in the Trusts as of the Initial Date of Deposit. Subsequent to the Initial Date of Deposit, the Securities may no longer meet such criteria and the Equity Securities may no longer be included in the Dow Jones Industrial Average. Should an Equity Security no longer be included in the Dow Jones Industrial Average, such Equity Security will as a result thereof be removed from the portfolio of such Trust and the proceeds received from the sale of such Equity Security will be used to acquire as many round lots as possible of the security which has replaced such removed Equity Security in the Dow Jones Industrial Average (or, if not replaced, to acquire such other securities as may be included in the Dow Jones Industrial Average at such time or distributed to Unitholders). However, with respect to the Blue Chip Opportunity and Treasury Trust, should a Security no longer meet the original selection criteria or not be included in the Dow Jones Industrial Average, such Security will not, simply as a result of such fact, be removed from the portfolio of such Trust.
      Investors should be aware that the Trusts are not "managed" funds and as a result the adverse financial condition of a company will not result in its elimination from a portfolio except under extraordinary circumstances (see "Trust Administration--Portfolio Administration"). In addition, Securities will not be sold by the Trusts to take advantage of market fluctuations or changes in anticipated rates of appreciation. Investors should note in particular that the Securities were selected by the Sponsor as of the Initial Date of Deposit. The Trusts may continue to purchase or hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed and, if the evaluation were performed again at that time, the Securities would not be selected for the Trusts.

TRUST PORTFOLIOS
--------------------------------------------------------------------------------
      The Blue Chip Opportunity Trust consists of 30 different issues of Equity Securities, all of which are actively traded, blue-chip securities of large, well established corporations and all of which, taken together, currently are components of the Dow Jones Industrial Average. The Blue Chip Opportunity and Treasury Trust consists of (a) 30 different issues of Equity Securities, all of which are actively traded, blue-chip securities issued by large, well established corporations and all of which, taken together, were components of the Dow Jones Industrial Average as of the Initial Date of Deposit and (b) zero-coupon U.S. Treasury Obligations. Each Equity Security in each Trust, as of the Initial Date of Deposit, represented approximately the same dollar value of the portfolio since the Sponsor utilized a dollar weighted average approach in acquiring such Equity Securities. Dow Jones & Company, Inc., owner of the Dow Jones Industrial Average, has not granted to the Fund or the Sponsor a license to use the Dow Jones Industrial Average. Units are not designed so that their prices will parallel or correlate with movements in the Dow Jones Industrial Average, and it is expected that their prices will not parallel or correlate with such movements. Dow Jones & Company, Inc. has not participated in any way in the creation of the Trusts or in the selection of stocks included in the Trusts and has not approved any information herein relating thereto.
      The Dow Jones Industrial Average is composed of 30 common stocks chosen by the editors of The Wall Street Journal, a publication of Dow Jones & Company, Inc. The companies are major factors in their industries and their stocks are widely held by individuals and industrial investors. Changes in the components are made entirely by the editors of The Wall Street Journal without consultation with the companies, the stock exchange or any official agency. Dow Jones & Company, Inc. expressly reserves the right to change the components of the Dow Jones Industrial Average at any time for any reason. Any changes in the components of the Dow Jones Industrial Average after the Initial Date of Deposit will cause a change in the identity of the common stocks included in the Blue Chip Opportunity Trust but will not cause a change in the identity of the common stocks included in the Blue Chip Opportunity and Treasury Trust. The following is a general description of the Equity Securities contained in the Dow Jones Industrial Average as of the Initial Date of Deposit.

      AlliedSignal, Inc. AlliedSignal Inc. and its subsidiaries manufacture aerospace and automotive products and engineered materials. The Company's products include chemicals, fibers, plastics, and advanced materials. AlliedSignal's aerospace products include engines and electronic and avionics systems. The Company's automotive products include truck brake systems and turbocharging systems.
      Aluminum Company of America (ALCOA). ALCOA is an integrated aluminum company. The Company produces alumina with close proximity of bauxite mines to its refineries in Australia, Jamaica, Suriname, and Brazil. Alcoa has over 180 operating locations in 28 countries and serves markets in developing and industrialized economies.
      American Express Company. American Express Company, through its subsidiaries, provides travel related services, financial advisory services, and international banking services throughout the world. The Company provides the "American Express" Card and the "Optima" Card, the "American Express" Travelers Cheque, and other products and services.
      A T & T Corporation. AT&T Corp. offers communication services and products. The Company provides voice, data, and video telecommunications services to consumers, large and small businesses, and government entities. AT&T and its subsidiaries furnish regional, domestic, international, and local telecommunication services. The Company also provides cellular telephone and wireless services, as well as other services.
      Boeing Company. The Boeing Company, together with its subsidiaries, develops, produces, and markets commercial jet aircraft, and provides related support services to the commercial airline industry worldwide. The Company also researches, develops, produces, modifies, and supports information, space, and defense systems, including military aircraft, helicopters, space and missile systems, and others.
      Caterpillar, Inc. Caterpillar Inc. designs, manufactures, and markets earthmoving and construction machines, as well as mining and agricultural machinery. The Company provides financing alternatives for its equipment. Caterpillar's machines are distributed through 65 dealers in the United States and 132 internationally. Machines are used for marine, agricultural, petroleum, industrial, and other applications.
      Chevron Corporation. Chevron Corporation explores for, develops, and produces crude oil and natural gas. The Company also refines crude oil into finished petroleum products, as well as markets and transports crude oil, natural gas, and petroleum products. Chevron manufactures and markets a variety of chemicals for industrial use and mines for coal. The Company operates in the US and approximately 90 countries.
      Coca-Cola Company. The Coca-Cola Company manufactures, markets, and distributes soft drink concentrates and syrups. The Company manufactures and sells soft drink and noncarbonated beverages, including fountain syrups, some finished beverages, and certain juice and juice-drink products. Coca-Cola sells its concentrates and syrups for bottled and canned beverages to authorized bottling and canning operations.
      Du Pont (E.I.) de Nemours and Company. Du Pont (E.I.) de Nemours and Company operates in six industry segments which include chemicals, fibers, polymers, petroleum, life sciences, and diversified businesses. The Company, through its subsidiaries, conducts fully integrated petroleum operations and produces petroleum liquids. Du Pont and its subsidiaries operate in approximately 70 countries.
      Eastman Kodak Company. Eastman Kodak Company develops, manufactures, and markets consumer and commercial imaging products. The Company's imaging systems include films, photographic papers, processing services, photographic chemicals, cameras, and projectors. Kodak also develops digital camera systems which do not use silver halide film technology.
      Exxon Corporation. Exxon Corporation explores for and produces crude oil and natural gas; manufactures petroleum products; and transports and sells crude oil, natural gas, and petroleum products. The Company also manufactures and markets basic petrochemicals, including olefins and aromatics, as well as supplies specialty rubbers and additives for fuels and lubricants.
      General Electric Company. General Electric Company is a diversified manufacturing, technology and services company. Operations include appliance manufacturing, capital services, information services, and electrical distribution. General Electric also owns the National Broadcasting Company.
      General Motors Corporation. General Motors Corporation manufactures and sells vehicles worldwide under the "Chevrolet," "Buick," "Cadillac," "Oldsmobile," "Pontiac," "Saturn," and "GMC" names. The Company also offers financing, insurance, and mortgage banking, as well as manufactures satellites, locomotives, and heavy-duty transmissions.
      Goodyear Tire & Rubber Company. The Goodyear Tire & Rubber Company manufactures tires and rubber automotive parts. The Company produces new and retread tires, inner tubes, automotive belts and hoses, molded parts, and foam cushioning. Goodyear sells its tires to automobile manufacturers and through retail stores to the replacement market.
      Hewlett-Packard Company. Hewlett-Packard Company designs, manufactures, and services products and systems for measurement, computation, and communications. The Company's products include computers, calculators, workstations, printers, disc and tape drives, and medical diagnostic and monitoring devices. Hewlett-Packard sells its products around the world.
      International Business Machines Corporation (IBM). IBM manufactures micro and personal computers. The Company also supplies mainframe computers and other information processing equipment, software and networking products and peripheral equipment. Products are sold or leased for use in business, government, science, education, space, medicine, and other areas on a worldwide basis.
      International Paper Company. International Paper Company manufactures printing and writing paper, pulp, tissue, paperboard, packaging, and wood products. The Company also manufactures nonwoven papers, specialty chemicals, and specialty panels and laminated products. International Paper sells its products primarily in the United States, Europe, and the Pacific Rim.
      Johnson & Johnson. Johnson & Johnson manufactures and sells a broad range of products in health care and other fields. The Company's business is divided into the consumer, professional, and pharmaceutical segments. Products include contraceptives, therapeutics, veterinary products, dental products, surgical instruments, dressings apparel, and nonprescription drugs.
      J.P. Morgan & Company, Inc. J.P. Morgan & Company, Inc., through subsidiaries, offers financial services to corporations, governments, financial institutions, institutional investors, professional firms, privately-held companies and individuals. The Company offers loans, advises on mergers, acquisitions and privatizations, underwrites debt and equity issues and deals in government-issued securities worldwide.
      McDonald's Corporation. McDonald's Corporation develops, operates, franchises and services a worldwide system of restaurants. These restaurants prepare, assemble, package and sell a limited menu of quickly-prepared, moderately-priced foods. There are over 22,000 restaurants in the United States and 109 countries worldwide. Food items include hamburgers, chicken, salads, breakfast foods and beverages.
      Merck & Company, Inc. Merck & Company, Inc. is a worldwide research-intensive health products company. The Company operates through five divisions: human health, managed pharmaceutical care, manufacturing, research, and vaccine. Merck's products include treatments for osteoporosis and high blood pressure. The Company markets its products under brand names such as "Cozar," "Fosamax," "Trusopt," and "Pepcid AC."
      Minnesota Mining and Manufacturing Company (3M). Minnesota Mining and Manufacturing Company is a diversified manufacturer of industrial, commercial and health care products. The Company produces and markets more than 60,000 products worldwide. Minnesota's products include "Post-it" Notes, "Wetordry" sandpaper, "Scotchgard" fabric, film and photo protectors, "Thinsulate" insulation products and "Alge Block" copper roofing.
      Philip Morris Companies, Inc. Philip Morris Companies, Inc. is a consumer packaged goods company. The Company operates through five subsidiaries. Philip Morris' products include "Bull's-Eye," "Breakstone's," "Kraft," "Cambridge" and "Marlboro" cigarettes, "Craker Barrel" and "Polly-O" cheeses, "Crystal Light," "Maxwell House," and "Miller," "Milwaukee's Best" and "Meister Brau" beer.
      Procter & Gamble Company. Procter & Gamble Company manufactures and markets consumer products throughout the world. The Company operates through five business segments: laundry and cleaning, paper, beauty care, food and beverages and health care. Brand names include "Tide," "Dawn," "Bounty," "Charmin," "Pampers," "Vidal Sassoon," "Cover Girl," "Folgers," "Jif," "Scope," "Vicks" and others.
      Sears, Roebuck & Company. Sears, Roebuck & Company retails a wide array of merchandise and services worldwide. The Company's operations include full-line and specialty stores, home services, direct response marketing, and credit. Sears's stores offer apparel, appliances, electronics, sporting goods, tools, furniture, automotive merchandise, and other products.
      Travelers Group, Inc. Travelers Group, Inc. is a diversified financial services holding company that provides investment services, including asset management; consumer finance services; property and casualty insurance services; and life insurance services. The Company's subsidiaries include Salomon Smith Barney Holdings Inc., Commercial Credit Company, Travelers Property & Casualty Corp., and other companies.
      Union Carbide Corporation. Union Carbide Corporation manufactures chemicals and plastics. The Company converts basic and intermediate chemicals into a diverse portfolio of chemicals and polymers serving industrial customers in many markets. Union Carbide also converts hydrocarbon feedstocks into polyethylene, polypropylene, ehtylene oxide, and ethylene glycol for sale to third-party customers.
      United Technologies Corporation. United Technologies Corporation manufactures and sells products and services to the aerospace, building, and automotive industries. The Company's products include "Pratt & Whitney" jet engines, "Sikorsky" helicopters, "Otis" elevators, "Carrier" air conditioners, "Hamilton Standard" flight systems, and automotive systems and components.
      Wal-Mart Stores, Inc. Wal-Mart Stores, Inc. is a discount retailer. The Company's stores sell apparel, automotive supplies, housewares, sporting goods, hardware, health and beauty aids, and toys. Wal-Mart operates "Wal-Mart" stores, "Wal-Mart Supercenters," and "Sam's Clubs,"in eight international markets.
      Walt Disney Company. Walt Disney Company is a diversified worldwide entertainment company. The Company and its subsidiaries owns and operates theme parks and resorts, film studios, television networks, radio networks, cable networks, and newspapers and magazines, as well as sells consumer products. Disney owns, among others, ABC Television, ABC Radio, The Disney Channel, Disney Land and Disney-MGM Studios.


      GENERAL. Each Trust consists of (a) the Securities listed under the related "Portfolio" as may continue to be held from time to time in such Trust,
(b) any additional Securities acquired and held by such Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited in a Trust hereunder fail, the Sponsor will, unless substantially all of the moneys held in such Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.
      Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will generally be distributed to Unitholders and will generally not be reinvested, no assurance can be given that the Trusts will retain for any length of time their present size and composition. Although the portfolios are not managed, the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances. See "Trust Administration--Portfolio Administration." Securities, however, will not be sold by the Trusts to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.

RISK FACTORS
--------------------------------------------------------------------------------
      EQUITY SECURITIES. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Certain of the issuers may currently be in arrears with respect to preferred stock dividend payments. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in the portfolio may be expected to fluctuate over the life of the Trusts to values higher or lower than those prevailing on the Initial Date of Deposit or at the time a Unitholder purchases Units.
      Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.
      TREASURY OBLIGATIONS. The Treasury Obligations deposited in the Blue Chip Opportunity and Treasury Trust consist of U.S. Treasury bonds which have been stripped of their unmatured interest coupons. The Treasury Obligations evidence the right to receive a fixed payment at a future date from the U.S. Government and are backed by the full faith and credit of the U.S. Government. The guarantee of the U.S. Government does NOT apply to the market value of the Treasury Obligations or to Units of the Blue Chip Opportunity and Treasury Trust. Treasury Obligations are purchased at a deep discount because the buyer obtains only the right to a fixed payment at a fixed date in the future and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the Treasury Obligations) is that a fixed yield is earned not only on the original investment, but also, in effect on all earnings during the life of the discount obligation. This implicit reinvestment of earnings at the same time eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the Treasury Obligations are subject to substantially greater price fluctuations during periods of changing interest rates than are securities of comparable quality which make regular interest payments. The effect of being able to acquire the Treasury Obligations at a lower price is to permit more of the Blue Chip Opportunity and Treasury Trust's portfolio to be invested in Equity Securities.
      GENERAL. Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions, and the value of the Trusts, will be adversely affected if trading markets for the Securities are limited or absent.
      The Trust Agreement authorizes the Sponsor to increase the size of each Trust and the number of Units thereof by the deposit of additional Securities, or cash (including a letter of credit) with instructions to purchase additional Securities, in such Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trusts will pay associated brokerage fees.
      As described under "Trust Operating Expenses," all of the expenses of the Blue Chip Opportunity and Treasury Trust will be paid from the sale of Securities from such Trust. It is expected that such sales will be made at the end of the initial offering period and each month thereafter through termination of such Trust. Such sales will result in capital gains and losses and may be made at times and prices which adversely affect such Trust. For a discussion of the tax consequences of such sales, see "Federal Taxation."
      Unitholders will be unable to dispose of any of the Securities in a portfolio, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trusts and to decide matters relating to the Treasury Obligations and will do so in accordance with the instructions of the Sponsor. In the absence of any such instructions by the Sponsor, the Trustee will vote so as to insure that the Securities are voted as closely as possible in the same manner and the same general proportion as are securities held by owners other than the Trusts.
      Like other investment companies, financial and business organizations and individuals around the world, the Trusts could be adversely affected if the computer systems used by the Sponsor, Evaluator, Supervisor or Trustee or other service providers to the Trusts do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor, Evaluator, Supervisor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trusts' other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trusts. The Year 2000 Problem is expected to impact corporations, which may include issuers of the Securities, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Securities.

FEDERAL TAXATION
--------------------------------------------------------------------------------
      THE BLUE CHIP OPPORTUNITY TRUST. The Blue Chip Opportunity Trust intends to elect and qualify on a continuing basis for special federal income tax treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). If the Trust so qualifies and timely distributes to Unitholders 90% or more of its taxable income (without regard to its net capital gain, i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unitholders. In addition, to the extent the Trust timely distributes to Unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." Because the Trust intends to timely distribute its taxable income (including any net capital gain), it is anticipated that the Trust will not be subject to federal income tax or the excise tax. Although all or a portion of the Trust's taxable income (including any net capital gain) for the taxable year may be distributed to Unitholders shortly after the end of the calendar year, such a distribution will be treated for federal income tax purposes as having been received by Unitholders during the calendar year just ended.
      Distributions to Unitholders of the Trust's taxable income (other than its net capital gain) will be taxable as ordinary income to Unitholders. To the extent that distributions to a Unitholder in any year exceed the Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unitholder's basis in his Units and, to the extent that they exceed his basis, will be treated as a gain from the sale of his Units as discussed below. Unitholders should consult their own tax advisors with regard to calculation of basis.
      Distributions of the Trust's net capital gain which are properly designated as capital gain dividends by the Trust will be taxable to Unitholders as long-term capital gain, regardless of the length of time the Units have been held by a Unitholder. A Unitholder may recognize a taxable gain or loss if the Unitholder sells or redeems his Units. Any gain or loss arising from (or treated as arising from) the sale or redemption of Units will generally be a capital gain or loss, except in the case of a dealer or a financial institution. The Taxpayer Relief Act of 1997 (the "1997 Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. Note, however, that the 1997 Act provides that the application of the rules described above in the case of pass-through entities such as the Trust will be prescribed in future Treasury Regulations. The Internal Revenue Service has released preliminary guidance which provides that, in general, pass-through entities such as the Trust may designate their capital gains dividends as either a 20% rate gain distribution or a 28% rate gain distribution, depending on the nature of the gain received by the pass-through entity. Unitholders should consult their own tax advisors as to the tax rate applicable to capital gain dividends. If a Unitholder holds Units for six months or less and subsequently sells such Units at a loss, the loss will be treated as a long-term capital loss to the extent that any long-term capital gain distribution is made with respect to such Units during the six-month period or less that the Unitholder owns the Units. It should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect the relative differences at which ordinary income and capital gains are taxed.
      The 1997 Act includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not of loss). Unitholders should consult their own advisors with regard to any such constructive sale rules.
      In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.
      Distributions which are taxable as ordinary income to Unitholders will constitute dividends for federal income tax purposes. When Units are held by corporate Unitholders, Trust distributions may qualify for the 70% dividends received deduction, subject to limitations otherwise applicable to the availability of the deduction, to the extent the distribution is attributable to dividends received by the Trust from United States corporations (other than Real Estate Investment Trusts) and is designated by the Trust as being eligible for such deduction. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. The Trust will provide each Unitholder with information annually concerning what part of the Trust distributions are eligible for the dividends received deduction.
      Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by the Trust so long as the Units are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units are held by fewer than 500 persons, additional taxable income may be realized by the individual (and other noncorporate) Unitholders in excess of the distributions received from the Trust.
      Distributions reinvested into additional Units of the Trust will be taxed to a Unitholder in the manner described above (i.e., as ordinary income, long-term capital gain or as a return of capital).
      Under certain circumstances a Unitholder may be able to request an In Kind Distribution upon the redemption of Units or the termination of the Trust. See "Rights of Unitholders--Redemption of Units." Unitholders electing an In Kind Distribution of shares of Equity Securities should be aware that the exchange is subject to taxation based on the value of the Equity Securities received.
      The federal tax status of each year's distributions will be reported to Unitholders and to the Internal Revenue Service. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding.
      The foregoing discussion relates only to the federal income tax status of the Trust and to the tax treatment of distributions by the Trust to United States Unitholders.
      A Unitholder who is a foreign investor (i.e. an investor other than a United States citizen or resident or a United States corporation, partnership, estate or trust) should be aware that, generally, subject to applicable tax treaties, distributions from the Trust which constitute dividends for Federal income tax purposes (other than dividends which the Trust designates as capital gains dividends) will be subject to United States income taxes, including withholding taxes. However, distributions received by a foreign investor from the Trust that are designated by the Trust as capital gain dividends should not be subject to United States income taxes, including withholding taxes, if all of the following conditions are met: (i) the capital gain dividend is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year, and (iii) the foreign investor provides all certification which may be required of his or her status. Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units. Units in the Trust and Trust distributions may also be subject to state and local taxation and Unitholders should consult their tax advisers in this regard. Distributions reinvested into additional Units will be taxed to a Unitholder in the manner described above (i.e., as ordinary income, long-term capital gain or as a return of capital).
      Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.
      THE BLUE CHIP OPPORTUNITY AND TREASURY TRUST. The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units of the Blue Chip Opportunity and Treasury Trust. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussions and opinion, it is assumed that the Equity Securities are equity for Federal income tax purposes, the interest on the Treasury Obligations is included in gross income for Federal income tax purposes and that the Treasury Obligations are debt for Federal income tax purposes.
      In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:
      1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Trust asset when such income is considered to be received by the Trust.
      2. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, payment at maturity or otherwise) or upon the sale or redemption of Units by such Unitholder. The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his Units) in order to determine his tax basis for his pro rata portion of each Security held by the Trust. Unitholders should consult their own tax advisors with regard to calculation of basis. The Treasury Obligations are treated as stripped bonds and may be treated as bonds issued at an original issue discount as of the date a Unitholder purchases his Units. Because the Treasury Obligations represent interests in "stripped" U.S. Treasury bonds, a Unitholder's tax basis for his pro rata portion of each Treasury Obligation held by the Trust (determined at the time he acquires his Units, in the manner described above) shall be treated as its "purchase price" by the Unitholder. Original issue discount is effectively treated as interest for federal income tax purposes and the amount of original issue discount in this case is generally the difference between the bond's purchase price and its stated redemption price at maturity. A Unitholder will be required to include in gross income for each taxable year the sum of his daily portions of original issue discount attributable to the Treasury Obligations held by the Trust as such original issue discount accrues and will in general be subject to federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unitholders during such year to the extent it is not less than a "de minimis" amount as determined under Treasury Regulations relating to stripped bonds. To the extent the amount of such discount is less than the respective "de minimis" amount, such discount is generally treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. In the case of the Treasury Obligations, this method will generally result in an increasing amount of income to the Unitholders each year. Unitholders should consult their tax advisers regarding the federal income tax consequences and accretion of original issue discount. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid by a corporation with respect to an Equity Security held by the Trust are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits". A Unitholder's pro rata portion of dividends paid on such Equity Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Equity Security shall generally be treated as capital gain. In general, the holding period of such capital gain will be determined by the period of time a Unitholder has held his Units.
      3. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain, except in the case of a dealer or a financial institution. A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of such capital gains and losses for federal income tax purposes.
      Dividends Received Deduction. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Equity Security when such dividends are received by the Trust. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automatically reinvested. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate shareholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deductions.
      Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit. The Taxpayer Relief Act of 1997 (the "1997 Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.
      In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.
      The 1997 Act includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss). Unitholders should consult their own advisors with regard to any such constructive sale rules.
      Limitation on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by such Unitholder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.
      If a Unitholder disposes of a Unit, he is deemed thereby to dispose of his entire pro rata interest in all assets of the Trust involved, including his pro rata portion of all Securities represented by a Unit.
      Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unitholders--Redemption of Units", under certain circumstances a Unitholder tendering Units for redemption may request an In Kind Distribution of Equity Securities. A Unitholder may also under certain circumstances request an In Kind Distribution of Equity Securities upon the termination of the Trust. See "Rights of Unitholders--Redemption of Units." Treasury Obligations will not be distributed to a Unitholder as part of an In Kind Distribution. The tax consequences relating to the sale of Treasury Obligations are discussed above. As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust assets for federal income tax purposes. The receipt of an In Kind Distribution will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.
      The potential tax consequences that may occur under an In-Kind Distribution will depend on whether a Unitholder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation (and does not include the Treasury Obligations). A Unitholder will not recognize gain or loss with respect to the Equity Security if a Unitholder only receives Equity Securities in exchange for his pro rata portion in each share of the Equity Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of an Equity Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder for the fractional share and his tax basis in such fractional share of an Equity Security held by the Trust. In either case, a Unitholder who receives cash in exchange for his interest in the Treasury Obligations will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder for the Treasury Obligations and his tax basis in such Treasury Obligations.
      Because the Trust will own many Equity Securities, a Unitholder who requests an In Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Equity Security owned by the Trust. Unitholders who request an In Kind Distribution are advised to consult their tax advisers in this regard.
      Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.
      A Unitholder's tax basis in his Units and his pro rata portion of an Equity Security will be reduced to the extent dividends paid with respect to such Equity Security are received by the Trust which are not taxable as ordinary income as described above.
      General. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons (accrual of original issue discount on the Treasury Obligations may not be subject to taxation or withholding provided certain requirements are met). Such persons should consult their tax advisers.
      Unitholders will be notified annually of the amounts of original issue discount, income, dividends and long-term capital gain distributions includable in the Unitholder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.
      Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.
      In the opinion of special counsel to the Trust for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.
      The foregoing discussion relates only to the tax treatment of U.S. Unitholders with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to state and local taxation in other jurisdictions. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units. The term U.S. Unitholder means an owner of a Unit of the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States,
(ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.

TRUST OPERATING EXPENSES
--------------------------------------------------------------------------------
      COMPENSATION OF SPONSOR AND EVALUATOR. The Sponsor will not receive any fees in connection with its activities relating to the Trusts. However, Van Kampen American Capital Investment Advisory Corp., which is an affiliate of the Sponsor, will receive an annual supervisory fee which is not to exceed the amount set forth under "Summary of Essential Financial Information," for providing portfolio supervisory services for the Trusts. Such fee (which is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation) may exceed the actual costs of providing such supervisory services for these Trusts, but at no time will the total amount received for portfolio supervisory services rendered to all Series of the Fund and to any other unit investment trusts sponsored by the Sponsor for which the Supervisor provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Supervisor of supplying such services in such year. In addition, the Evaluator, which is a division of Van Kampen American Capital Investment Advisory Corp., shall receive the annual per Unit evaluation fee set forth under "Summary of Essential Financial Information" (which amount is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation) for regularly evaluating the Trust portfolios. The foregoing fees are payable as described under "General" below. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "Public Offering--Sponsor Compensation."
      TRUSTEE'S FEE. For its services the Trustee will receive the annual per Unit fee from each Trust set forth under "Summary of Essential Financial Information" (which amount is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation). The Trustee's fees are payable as described under "General" below. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trusts is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders--Reports Provided" and "Trust Administration."
      MISCELLANEOUS EXPENSES. Expenses incurred in establishing the Trusts, including the cost of the initial preparation of documents relating to the Trusts (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by the related Trust and amortized over a five year period. The following additional charges are or may be incurred by the Trusts:
(a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Trusts, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trusts without negligence, bad faith or wilful misconduct on its part, (g) accrual of costs associated with liquidating the securities and (h) expenditures incurred in contacting Unitholders upon termination of a Trust. The expenses set forth herein are payable as described under "General" below.
      GENERAL. The fees and expenses of the Blue Chip Opportunity Trust will accrue on a daily basis and will be charged to such Trust, in arrears, on a monthly basis as of the tenth day of the month. The fees and expenses of the Blue Chip Opportunity Trust are payable out of the Income Account or, if insufficient, from the Capital Account. During the initial offering period of the Blue Chip Opportunity and Treasury Trust, all of the fees and expenses will accrue on a daily basis and will be charged to such Trust, in arrears, at the end of the initial offering period. After the initial offering period of the Blue Chip Opportunity and Treasury Trust, all of the fees and expenses of such Trust will accrue on a daily basis and will be charged to such Trust, in arrears, on a monthly basis as of the tenth day of each month. The fees and expenses of the Blue Chip Opportunity and Treasury Trust are payable out of the Capital Account. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the related Trust's portfolio. If the balance in the Income or Capital Account is insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell Equity Securities (but not Treasury Obligations unless the maturity value of the Treasury Obligations is not less than $11.00 per Unit) to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Federal Taxation."

PUBLIC OFFERING
--------------------------------------------------------------------------------
      GENERAL. Units are offered at the Public Offering Price. The Public Offering Price is based on the aggregate underlying value of the Securities, a sales charge of 4.5% of the Public Offering Price which is equivalent to 4.712% of the aggregate underlying value of the Securities, and cash, if any, in the Income and Capital Accounts held or owned by a Trust. The sales charge for secondary market transactions is described under "Offering Price" below. The sales charge applicable to quantity purchases is, during the initial offering period, reduced on a graduated basis to any person acquiring Units as follows:



                  AGGREGATE DOLLAR AMOUNT               SALES
                   OF UNITS PURCHASED*                 CHARGE
                 ------------------------            -----------
                     $ 50,000-$ 99,999                 4.20%
                     $100,000-$249,999                  4.00
                     $250,000-$499,999                  3.50
                     $500,000-$999,999                  3.00
                    $1,000,000 or more                  2.50
--------------------------------------------------------------------------------
      *The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.


      The sales charge reduction will primarily be the responsibility of the selling broker, dealer or agent. This reduced sales charge structure will apply on all purchases by the same person from any one dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.
      Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen American Capital Distributors, Inc. and its affiliates, dealers and their affiliates, and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.


      A purchaser desiring to purchase during a 13 month period $500,000 or more of any combination of series of Van Kampen American Capital unit investment trusts may qualify for a reduced sales charge by signing a nonbinding Letter of Intent with any single broker-dealer. After signing a Letter of Intent, at the date total purchases, less redemptions, of units of any combination of series of Van Kampen American Capital unit investment trusts by a purchaser (including units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age) exceed $500,000, the selling broker-dealer, bank or other will credit the unitholder with cash as a retroactive reduction of the sales charge on such units equal to the amount which would have been paid for the total aggregated sale amount. If a purchaser does not complete the required purchases under the Letter of Intent within the 13 month period, no such retroactive sales charge reduction shall be made. To qualify under a Letter of Intent each purchase of units of Van Kampen American Capital unit investment trusts must equal or exceed $100,000.


      Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Public Offering--Unit Distribution") by
(1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.
      OFFERING PRICE. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trusts.


      As indicated above, the price of the Units was established by adding to the determination of the aggregate underlying value of the Securities an amount equal to 4.712% of such value and dividing the sum so obtained by the number of Units outstanding. The Public Offering Price shall also include the proportionate share of any cash held in the Income and Capital Accounts. This computation produced a gross underwriting profit equal to 4.5% of the Public Offering Price. Such price determination as of the close of business on the day before the Initial Date of Deposit was made on the basis of an evaluation of the Securities in each Trust prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. After the close of business on the day before the Initial Date of Deposit, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities as of the Evaluation Time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. Effective on each June 2, commencing June 2, 1999, the secondary market sales charge will be reduced by .3 of 1% to a minimum sales charge of 1.5%.


      The underlying value of the Equity Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: If the Equity Securities are listed on a national securities exchange this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above. During the initial offering period, the underlying value of the Treasury Obligations will be their net offering prices. If net offering prices are not available for the Treasury Obligations, then such evaluations will be based on (1) offering prices for comparable securities, (2) by determining the value of the Treasury Obligations on the offer side of the market by appraisal or (3) by any combination of the above. After the completion of the initial offering period, the Securities will be valued on the bid prices thereof. The offering price of the Treasury Obligations may be expected to be greater than the bid price of the Treasury Obligations by less than 2%.
      In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities in the Trusts but rather the entire pool of Securities, taken as a whole, which are represented by the Units.
      UNIT DISTRIBUTION. During the initial offering period, Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Upon the completion of the initial offering period, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.
      The Sponsor intends to qualify the Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units on the Initial Date of Deposit of 3.60%. After the Initial Date of Deposit, broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of 3.20% per Unit; volume concessions or agency commissions of an additional .30% of the Public Offering Price will be given to any broker/dealer or bank, who purchases from the Sponsor at least $100,000 on the Initial Date of Deposit or $250,000 on any day thereafter of any combination of the Blue Chip Opportunity Trust and the Blue Chip Opportunity and Treasury Trust. Any quantity discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For secondary market transactions, such concession or agency commission will amount to 70% of the sales charge applicable to the transaction. The breakpoint concessions or agency commissions are applied on either a Unit basis or a dollar basis utilizing a breakpoint equivalent of $10 per Unit and will be applied on whichever basis is more favorable to the broker-dealer. The breakpoints will be adjusted to take into consideration orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.
      Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.
      To facilitate the handling of transactions, sales of Units shall normally be limited to transactions involving a minimum of 100 Units (25 Units for qualified retirement plans) but may vary by selling firm. In connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.
      SPONSOR COMPENSATION. The Sponsor will receive a gross sales commission equal to 4.5% of the Public Offering Price of the Units (equivalent to 4.712% of the aggregate value of Securities), less any reduced sales charge for quantity purchases (as described under "General" above). Any quantity discount provided to investors will be borne by the selling broker, dealer or agent as indicated under "General" above.
      In addition, the Sponsor will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to the Trusts on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios." The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities in the Trust portfolios. The Sponsor may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in the Trusts after a date of deposit, since all proceeds received from purchasers of Units (excluding dealer concessions and agency commissions allowed, if any) will be retained by the Sponsor. Broker-dealers or others (each "a distributor") who distribute 1,000,000 - 1,999,999 Units during the initial offering period will receive additional compensation from the Sponsor, after the close of the initial offering period, of $0.01 for each Unit it distributes; or each distributor who distributes 2,000,000 - 2,999,999 Units will receive additional compensation of $0.015 for each Unit it distributes; or each distributor who distributes 3,000,000 or more Units will receive additional compensation of $0.02 for each Unit it distributes. The breakpoints above are applied on either a Unit basis or a dollar basis utilizing a breakpoint equivalent of $10 per Unit and will be applied on whichever basis is more favorable to the distributor. The breakpoints will be adjusted to take into consideration orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.
      Broker-dealers of the Trusts, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold.
      A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.
      As stated under "Public Market" below, the Sponsor intends to maintain a secondary market for Units of the Trusts. In so maintaining a market, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge). In addition, the Sponsor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.
      PUBLIC MARKET. Although it is obligated to do so, the Sponsor intends to maintain a market for the Units offered hereby and offer continuously to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in the Trusts, plus, in the case of the Blue Chip Opportunity and Treasury Trust, the aggregate bid price of the Treasury Obligations (offer price during the initial offering period). If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units." A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.
      TAX-SHELTERED RETIREMENT PLANS. Units of the Trusts are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units of the Trusts may be limited by the plans' provisions and does not itself establish such plans. The minimum purchase for qualified retirement plans is 25 Units but may vary by selling firm.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------
      CERTIFICATES. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of the Trusts will be evidenced by certificates unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be in book entry form. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, and such certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate representing the Units to be transferred with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any whole multiple thereof.
      Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.
      DISTRIBUTIONS OF INCOME AND CAPITAL. Any dividends received by a Trust with respect to the Equity Securities therein are credited by the Trustee to the Income Account for such Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, return of principal, etc.) are credited to the Capital Account of a Trust. Proceeds from the sale of Securities made to meet redemptions of Units shall be segregated within the Capital Account of the Blue Chip Opportunity and Treasury Trust from proceeds from the sale of Securities made to satisfy the fees, expenses and charges of such Trust.
      The Trustee will distribute any net income received with respect to any of the Equity Securities in the Blue Chip Opportunity Trust and will distribute any income received with respect to any of the Securities in the Blue Chip Opportunity and Treasury Trust on or about the Income Distribution Dates to Unitholders of record on the preceding Income Record Dates. See "Summary of Essential Financial Information." Proceeds received on the sale of any Securities in a Trust, to the extent not used to meet redemptions of Units or pay fees and expenses, will be distributed annually on the Capital Account Distribution Date to Unitholders of record on the preceding Capital Account Record Date. Income with respect to the original issue discount on the Treasury Obligations in the Blue Chip Opportunity and Treasury Trust will not be distributed currently, although Unitholders in such Trust will be subject to federal income tax as if a distribution had occurred. See "Federal Taxation." Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to such Capital Account. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).
      The distribution to Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of each Unitholder's pro rata share of the cash in the Income Account after deducting any applicable expenses. Because dividends are not received by the Trusts at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate from distribution to distribution. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.
      With respect to the Blue Chip Opportunity Trust, as of the tenth day of each month the Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account amounts necessary to pay the expenses of such Trust, and with respect to the Blue Chip Opportunity and Treasury Trust, at the end of the initial offering period and on or before the tenth day of each month thereafter, the Trustee will deduct from the Capital Account amounts necessary to pay the expenses of such Trust (as determined on the basis set forth under "Trust Operating Expenses"). The Trustee also may withdraw from the Income and Capital Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trusts. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts such amounts as may be necessary to cover redemptions of Units.
      REINVESTMENT OPTION. Unitholders may elect to have each distribution of income, capital gains and/or capital on their Units automatically reinvested in additional Units of the Trusts without a sales charge pursuant to the "Automatic Reinvestment Option" (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). To participate in the reinvestment plan, a Unitholder may either contact his or her broker or agent or file with the Trustee a written notice of election at least five days prior to the Record Date for which the first distribution is to apply. A Unitholder's election to participate in the reinvestment plan will apply to all Units of a Trust owned by such Unitholder and such election will remain in effect until changed by the Unitholder.
      Reinvestment plan distributions may be reinvested in Units already held in inventory by the Sponsor (see "Public Offering--Public Market") or, until such time as additional Units cease to be issued by a Trust (see "The Trusts"), distributions may be reinvested in such additional Units. If Units are unavailable in the secondary market, distributions which would otherwise have been reinvested shall be paid in cash to the Unitholder on the applicable Distribution Date.
      Purchases of additional Units made pursuant to the reinvestment plan will be made based on the net asset value for Units of the related Trust as of the Evaluation Time on the related Distribution Dates. Under the reinvestment plan, the related Trust will pay the Unitholder's distributions to the Trustee which in turn will purchase for such Unitholder full and fractional Units of such Trust and will send such Unitholder a statement reflecting the reinvestment.
      Unitholders may also elect to have each distribution of income, capital gains and/or capital on their Units automatically reinvested in shares of certain Van Kampen American Capital or Margan Stanley mutual funds which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds."
      Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.
      After becoming a participant in a reinvestment plan, each distribution of income, capital gains and/or capital on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date. Unitholders with an existing Guaranteed Reinvestment Option (GRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new GRO account which allows purchases of Reinvestment Fund shares at net asset value as described above. Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.
      A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate the reinvestment plan at any time.
      REPORTS PROVIDED. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount of income and the amount of other receipts (received since the preceding distribution), if any, being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit outstanding. For as long as the Sponsor deems it to be in the best interest of the Unitholders, the accounts of each Trust shall be audited, not less frequently than annually, by independent certified public accountants, and the report of such accountants shall be furnished by the Trustee to Unitholders upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder a statement (i) as to the Income
Account: income received (including amortization of original issue discount with respect to the Treasury Obligations, if applicable), deductions for applicable taxes and for fees and expenses of the Trust, for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Capital Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payment of applicable taxes, fees and expenses of a Trust held for distribution to Unitholders of record as of a date prior to the determination and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed as total dollar amounts.
      In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trusts furnished to it by the Evaluator.
      REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day.
      The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions. The Securities to be sold will be selected by the Trustee from those designated on a current list provided by the Supervisor for this purpose. Units so redeemed shall be cancelled.
      Unitholders tendering 1,000 Units or more for redemption may request from the Trustee a distribution in kind ("In Kind Distribution") of an amount and value of Equity Securities (and cash representing Treasury Obligations in the Blue Chip Opportunity and Treasury Trust) per Unit equal to the Redemption Price per Unit as determined as of the evaluation next following the tender. An In Kind Distribution on redemption of Units will be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unitholder's bank or broker-dealer at Depository Trust Company. The tendering Unitholder will receive his pro rata number of whole shares of each of the Equity Securities comprising the related portfolio and cash from the Capital Account equal to the fractional shares and the pro rata portion of the Treasury Obligations (in the case of the Blue Chip Opportunity and Treasury Trust) to which the tendering Unitholder is entitled. In implementing these redemption procedures, the Trustee shall make any adjustments necessary to reflect differences between the Redemption Price of the Securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities according to the criteria discussed above.
For the tax consequences related to an In Kind Distribution see "Federal Taxation."
      To the extent that Securities are redeemed in kind or sold, the size of a Trust will be, and the diversity of a Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in a portfolio at the time of redemption.
      The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities in the Trusts plus the bid price of the Treasury Obligations (in the case of the Blue Chip Opportunity and Treasury Trust), plus or minus cash, if any, in the Income and Capital Accounts. On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the sales charge) exceeded the values at which Units could have been redeemed by the amounts shown under "Summary of Essential Financial Information." While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in a Trust determined on the basis of (i) the cash on hand in such Trust, (ii) the value of the Securities in such Trust and (iii) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of such Trust and (b) the accrued fees, charges and expenses of such Trust. The Evaluator may determine the value of the Equity Securities in the Trusts in the following manner: If the Equity Securities are listed on a national securities exchange this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above. See "Public Offering--Offering Price" for a description of the method of evaluating the Treasury Obligations..
      The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trusts is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

TRUST ADMINISTRATION
--------------------------------------------------------------------------------
      SPONSOR PURCHASES OF UNITS. SPONSOR PURCHASES OF UNITS. The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the next succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.
      The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.
      PORTFOLIO ADMINISTRATION. The portfolios of the Trusts are not "managed" by the Sponsor, Supervisor or the Trustee; their activities described herein are governed solely by the provisions of the Trust Agreement. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Trusts, however, will not be managed. The Trust Agreement, however, provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of an Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Securities would be detrimental to a Trust.
      With respect to the Blue Chip Opportunity Trust, as a general rule the only purchases and sales that will be made with respect to such Trust's portfolio will be those necessary to maintain, to the extent feasible, a portfolio which reflects the current components of the Dow Jones Industrial Average, taking into consideration redemptions, sales of additional Units and the other adjustments referred to elsewhere in this prospectus (see "The Trusts"). In addition, the Sponsor will instruct the Trustee to dispose of certain Securities and to take such further action as may be needed from time to time to ensure that the Blue Chip Opportunity Trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and to avoid imposition of any excise tax. The Blue Chip Opportunity Trust requires the Sponsor, as a part of its administrative function, to instruct the Trustee to reinvest the net proceeds of the sale of Securities in additional Securities to the extent that such proceeds are not required for the redemption of Units. As a policy matter, the Sponsor currently intends to direct the Trustee to acquire round lots of shares of the Securities rather than odd lot amounts. Any funds not used to acquire round lots will be held for future purchases of shares, for redemptions of Units or for distributions to Unitholders. In the event the Trustee receives any securities or other properties relating to the Securities (other than normal dividends) acquired in exchange for Securities in the Blue Chip Opportunity Trust such as those acquired in connection with a merger, a spinoff of a subsidiary or other transaction, the Trustee is directed to sell such securities or other property and reinvest the proceeds in shares of the Security for which such securities or other property relates, or if such Security is thereafter removed from the Dow Jones Industrial Average, in any new security which is added as a component of the Dow Jones Industrial Average. Proceeds from the sale of Securities (or any securities or other property received by the Blue Chip Opportunity Trust in exchange for Securities) are credited to the Capital Account for reinvestment into new securities which are added as components of the Dow Jones Industrial Average or into additional shares of the Security as indicated in the preceding sentence, for distribution to Unitholders or to meet redemptions. Pursuant to the Trust Agreement, the Sponsor is authorized to direct the reinvestment of the proceeds of the sale of Securities in replacement securities in the event the sale is the direct result of serious adverse credit factors affecting the issuer of the Security which, in the opinion of the Sponsor, would make the retention of such Security detrimental to the Blue Chip Opportunity Trust.
      Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Equity Securities in the Blue Chip Opportunity and Treasury Trust such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Blue Chip Opportunity and Treasury Trust, they may be accepted for deposit in such Trust and either sold by the Trustee or held in such Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). Treasury Obligations may be sold by the Trustee only pursuant to the liquidation of the Blue Chip Opportunity and Treasury Trust, to meet redemption requests or to pay expenses provided that the maturity value of the Treasury Obligations is not less than $11 per Unit.
      Therefore, except as stated under "Trust Portfolios" for failed securities and as provided herein, the acquisition by the Trusts of any securities other than the Securities is prohibited. Proceeds from the sale of Securities (or any securities or other property received by the Trusts in exchange for Equity Securities), unless held for reinvestment as herein provided, are credited to the Capital Account for distribution to Unitholders, to meet redemptions or to pay charges and expenses of the related Trust.
      As indicated under "Rights of Unitholders--Redemption of Units" above, the Trustee may also sell Securities designated by the Supervisor, or if not so directed, in its own discretion, for the purpose of redeeming Units of the Trusts tendered for redemption and the payment of expenses; provided, however, that in the case of Securities sold to meet redemption requests, Treasury Obligations may only be sold if the Blue Chip Opportunity and Treasury Trust is assured of retaining a sufficient principal amount of Treasury Obligations to provide funds upon maturity of such Trust at least equal to $11.00 per Unit.
      To the extent practicable, the Supervisor may (but is not obligated to) designate Equity Securities to be sold by the Trustee, in order to maintain the proportionate relationship among the number of shares of individual issues of Securities. To the extent this is not practicable, the composition and diversity of the Securities may be altered. In order to obtain the best price for the Trusts, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. The Sponsor may consider sales of units of unit investment trusts it sponsors in selecting broker/dealers to execute the Trusts portfolio transactions.
      AMENDMENT OR TERMINATION. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided, however, that the Trust Agreement may not be amended to increase the number of Units (except as provided in the Trust Agreement). The Trust Agreement may also be amended in any respect by the Trustee and Sponsor, or any of the provisions thereof may be waived, with the consent of the holders of 51% of the Units then outstanding, provided that no such amendment or waiver will reduce the interest in a Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.
      Each Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of such Trust Units then outstanding or by the Trustee when the value of such Trust, as shown by any evaluation, is less than that amount set forth under Minimum Termination Value in "Summary of Essential Financial Information." A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Sponsor so that the net worth of such Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Trust. If a Trust is liquidated because of the redemption of unsold Units the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date stated under "Summary of Essential Financial Information."
      Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trusts. The Sponsor will determine the manner, timing and execution of the sales of the Equity Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. Written notice of any termination specifying the time or times at which Unitholders may surrender their certificates for cancellation, if any are then issued and outstanding, shall be given by the Trustee to each Unitholder so holding a certificate at his address appearing on the registration books of the Trusts maintained by the Trustee. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders and will include with such notice a form to enable Unitholders owning 1,000 or more Units to request an In Kind Distribution of the Equity Securities rather than payment in cash upon the termination of a Trust. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the next business day thereafter if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of each of the Equity Securities in the related portfolio to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Equity Securities and the pro rata portion of the Treasury Obligations (in the case of the Blue Chip Opportunity and Treasury Trust) will be paid in cash. Unitholders with less than 1,000 Units and those not requesting an In Kind Distribution will receive a cash distribution from the sale of the remaining Equity Securities and the pro rata portion of the Treasury Obligations (in the case of the Blue Chip Opportunity and Treasury Trust) within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trusts any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in the Trusts upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts.
      Within 60 days of the final distribution Unitholders will be furnished a final distribution statement, in substantially the same form as the annual distribution statement, of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.
      LIMITATIONS ON LIABILITIES. The Sponsor, the Evaluator, the Supervisor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.
      The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.
      The Trustee, Sponsor, Supervisor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

      SPONSOR. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of VK/AC Holding, Inc. VK/AC Holding, Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW").
      MSDW, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services.
      Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. As of November 30, 1996, the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $129,451,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Trusts or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)
   As of September 30, 1997, the Sponsor and its Van Kampen American Capital affiliates managed or supervised approximately $65.3 billion of investment products, of which over $10.85 billion is invested in municipal securities. The Sponsor and its Van Kampen American Capital affiliates managed $54 billion of assets, consisting of $34.3 billion for 55 open-end mutual funds (of which 45 are distributed by Van Kampen American Capital Distributors, Inc.) $14.2 billion for 37 closed-end funds and $5.5 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen American Capital's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R) or the IM-IT(R) trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.

      If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.
      TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.
      The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolios.
      In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trusts. Such records shall include the name and address of, and the number of Units of the Trusts held by, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided"). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Trust.
      Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.
      Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

OTHER MATTERS
--------------------------------------------------------------------------------
      LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston &Strawn has acted as counsel for the Trustee.
      INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the related securities portfolios at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


      To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Van Kampen American Capital Equity Opportunity Trust, Series 102:
      We have audited the accompanying statements of condition and the related portfolios of Van Kampen American Capital Equity Opportunity Trust, Series 102 as of June 2, 1998. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen American Capital Equity Opportunity Trust, Series 102 as of June 2, 1998, in conformity with generally accepted accounting principles.

                               GRANT THORNTON LLP
Chicago, Illinois
June 2, 1998




              VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST,
                                   SERIES 102
                             STATEMENTS OF CONDITION
                               AS OF JUNE 2, 1998

                                                                                                          BLUE CHIP
                                                                                                         OPPORTUNITY
                                                                                         BLUE CHIP           AND
                                                                                        OPPORTUNITY       TREASURY
                                                                                           TRUST            TRUST
                                                                                        -----------      -----------
     INVESTMENT IN SECURITIES:
Contracts to purchase securities (1)                                                 $       142,883   $     143,329
Organizational costs (2)                                                                      37,718          40,468
                                                                                        -----------      -----------
                                                                                     $       180,601   $     183,797
                                                                                        ===========      ===========

     LIABILITIES AND INTEREST OF UNITHOLDERS:
Liabilities--
   Accrued organizational costs (2)                                                  $        37,718   $      40,468
Interest of Unitholders--
   Cost to investors (3)                                                                     149,620         150,000
   Less: Gross underwriting commission (3) (4)                                                 6,737           6,671
                                                                                        -----------      -----------
   Net Interest to Unitholders (3)                                                           142,883         143,329
                                                                                        -----------      -----------
Total                                                                                $       180,601   $     183,797
                                                                                        ===========      ===========

--------------------------------------------------------------------------------------------------------------------
(1)The aggregate value of the Securities listed under "Portfolios" and their cost to the Trust are the same. The value of the Securities is determined by
   Interactive Data Corporation on the bases set forth under "Public
   Offering--Offering Price." The contracts to purchase Securities are collateralized by irrevocable letters of credit of $142,883 and $143,329 for the Blue Chip Opportunity Trust and Blue Chip Opportunity and Treasury Trust,
   respectively, which have been deposited with the Trustee.
(2)Each Trust will bear all or a portion of its organizational costs, which will be deferred and amortized over five years. Organizational costs have been estimated based on a projected trust size of $15,000,000 for the Blue
   Chip Opportunity Trust and the Blue Chip Opportunity and Treasury Trust. To
   the extent a Trust is larger or smaller, the estimate will vary.


(3)The aggregate public offering price and the aggregate sales charge of 4.5% are computed on the bases set forth under "Public Offering--Offering Price" and "Public Offering--Sponsor Compensation" and assume all single transactions involve less than 5,000 Units. For single transactions involving
   5,000 or more Units, the sales charge is reduced (see "Public
   Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.



BLUE CHIP OPPORTUNITY TRUST, SERIES 4
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 102)
AS OF THE INITIAL DATE OF DEPOSIT: JUNE 2, 1998
----------------------------------------------------------------------------------------------------------------
                                                                                ESTIMATED
                                                                                ANNUAL            COST OF
NUMBER                                                        MARKET VALUE      DIVIDENDS         SECURITIES
OF SHARES     NAME OF ISSUER (1)                              PER SHARE (2)     PER SHARE (2)     TO TRUST (2)
-----------   ---------------------------------------------------------------   ---------------   -------------
      109     Allied Signal, Inc.                             $      43.6875    $        0.60      $  4,761.94
       68     Aluminum Company of America                            68.6250             1.00         4,666.50
       46     American Express Company                              103.8125             0.90         4,775.38
       80     A T & T Corporation                                    59.1250             1.32         4,730.00
      101     Boeing Company                                         47.6250             0.56         4,810.13
       85     Caterpillar, Inc.                                      55.2500             1.00         4,696.25
       60     Chevron Corporation                                    79.0000             2.44         4,740.00
       60     Coca-Cola Company                                      79.5000             0.60         4,770.00
       63     Du Pont (E.I) de Nemours and Company                   75.4375             1.40         4,752.56
       66     Eastman Kodak Company                                  72.5625             1.76         4,789.13
       68     Exxon Corporation                                      70.6875             1.64         4,806.75
       57     General Electric Company                               82.8750             1.20         4,723.88
       66     General Motors Corporation                             71.1250             2.00         4,694.25
       66     Goodyear Tire & Rubber Company                         72.8125             1.20         4,805.63
       77     Hewlett Packard Company                                61.5000             0.64         4,735.50
       41     International Business Machines Corporation           117.2500             0.88         4,807.25
      102     International Paper Company                            46.9375             1.00         4,787.63
       68     Johnson & Johnson                                      68.9375             1.00         4,687.75
       38     J. P. Morgan & Company, Inc.                          124.0625             3.80         4,714.38
       72     McDonald's Corporation                                 67.1875             0.36         4,837.50
       41     Merck & Company, Inc.                                 116.5000             1.80         4,776.50
       51     Minnesota Mining and Manufacturing Company             94.1250             2.20         4,800.38
      127     Phillip Morris Companies, Inc.                         37.6875             1.60         4,786.31
       56     Procter & Gamble Company                               85.5000             1.01         4,788.00
       77     Sears, Roebuck & Co.                                   63.1250             0.92         4,860.63
       77     Travelers Group, Inc.                                  62.7500             0.50         4,831.75
       95     Union Carbide Corporation                              49.3750             0.90         4,690.63
       51     United Technologies Corporation                        94.0625             1.44         4,797.19
       85     Wal-Mart Stores, Inc.                                  56.4375             0.31         4,797.19
       42     Walt Disney Company                                   111.0000             0.63         4,662.00

-------------                                                                                      -------------
    2,095                                                                                          $142,882.99
=============                                                                                      =============


BLUE CHIP OPPORTUNITY TRUST, SERIES 6
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 102)
AS OF THE INITIAL DATE OF DEPOSIT: JUNE 2, 1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                                ESTIMATED
                                                                                ANNUAL            COST OF
NUMBER                                                        MARKET VALUE      DIVIDENDS         SECURITIES
OF SHARES     NAME OF ISSUER (1)                              PER SHARE (2)     PER SHARE (2)     TO TRUST (2)
-----------   ---------------------------------------------------------------   ---------------   -------------
       57     Allied Signal, Inc.                             $      43.6875    $        0.60      $  2,490.19
       36     Aluminum Company of America                            68.6250             1.00         2,470.50
       24     American Express Company                              103.8125             0.90         2,491.50
       42     A T & T Corporation                                    59.1250             1.32         2,483.25
       53     Boeing Company                                         47.6250             0.56         2,524.13
       45     Caterpillar, Inc.                                      55.2500             1.00         2,486.25
       32     Chevron Corporation                                    79.0000             2.44         2,528.00
       32     Coca-Cola Company                                      79.5000             0.60         2,544.00
       33     Du Pont (E.I) de Nemours and Company                   75.4375             1.40         2,489.44
       35     Eastman Kodak Company                                  72.5625             1.76         2,539.69
       36     Exxon Corporation                                      70.6875             1.64         2,544.75
       30     General Electric Company                               82.8750             1.20         2,486.25
       35     General Motors Corporation                             71.1250             2.00         2,489.38
       35     Goodyear Tire & Rubber Company                         72.8125             1.20         2,548.44
       40     Hewlett Packard Company                                61.5000             0.64         2,460.00
       21     International Business Machines Corporation           117.2500             0.88         2,462.25
       54     International Paper Company                            46.9375             1.00         2,534.63
       36     Johnson & Johnson                                      68.9375             1.00         2,481.75
       20     J. P. Morgan & Company, Inc.                          124.0625             3.80         2,481.25
       38     McDonald's Corporation                                 67.1875             0.36         2,553.13
       21     Merck & Company, Inc.                                 116.5000             1.80         2,446.50
       27     Minnesota Mining and Manufacturing Company             94.1250             2.20         2,541.38
       67     Phillip Morris Companies, Inc.                         37.6875             1.60         2,525.06
       29     Procter & Gamble Company                               85.5000             1.01         2,479.50
       41     Sears, Roebuck & Co.                                   63.1250             0.92         2,588.13
       40     Travelers Group, Inc.                                  62.7500             0.50         2,510.00
       50     Union Carbide Corporation                              49.3750             0.90         2,468.75
       27     United Technologies Corporation                        94.0625             1.44         2,539.69
       45     Wal-Mart Stores, Inc.                                  56.4375             0.31         2,539.69
       22     Walt Disney Company                                   111.0000             0.63         2,442.00

-------------                                                                                      -------------
    1,103                                                                                          $  75,169.48
=============

MATURITY
VALUE          NAME OF ISSUER AND TITLE OF SECURITY (1)(3)
----------     ---------------------------------------------------------------------------
$   165,000    "Zero coupon" U.S. Treasury bonds maturing August 15, 2013                          $  68,159.52
=============                                                                                      -------------
                                                                                                   $ 143,329.00
                                                                                                   =============





NOTES TO PORTFOLIOS
--------------------------------------------------------------------------------


           (1) All of the Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts;
      the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into on June 1, 1998 and are expected to settle on June 2 and June
      4, 1998 (see "The Trusts").
           (2) The market value of each of the Equity Securities is based on the closing sale price of each listed Equity Security on the applicable exchange, or if not so listed, on the ask price on the day prior to the Initial Date of Deposit. The cost of the Treasury Obligations represents the offering side evaluation as determined by Interactive Data
      Corporation. The offering side evaluation of the Treasury Obligations is greater than the bid side evaluation of such Treasury Obligations which is the basis on which the Redemption Price per Unit will be determined. The aggregate value of the Blue Chip Opportunity and Treasury Trust, based on the bid side evaluation of the Treasury Obligations and the aggregate underlying value of the Equity Securities therein on the Initial Date of Deposit, was $143,128. Estimated annual dividends are based on annualizing the most recently declared dividends. Other information regarding the Securities in the Trusts, as of the Initial Date of Deposit, is as follows:


                                                                                    PROFIT          ESTIMATED
                                                                 COST TO           (LOSS) TO         ANNUAL
                                                                 SPONSOR            SPONSOR         DIVIDENDS
                                                               ---------         ----------      -----------
      Blue Chip Opportunity Trust                               $ 142,812        $       71          $ 2,392
      Blue Chip Opportunity and Treasury Trust                  $ 143,365        $      (36)         $ 1,261


           (3) The Treasury Obligations are being purchased at a discount from their par value because there is no stated interest income thereon
      (such securities are often referred to as zero coupon bonds). Over the life of the Treasury Obligations the value increases, so that upon maturity the holders will receive 100% of the principal amount thereof.

                -------------------------------------------------

           An affiliate of the Sponsor may have participated as issuer, sole underwriter, managing underwriter or member of an underwriting syndicate in a public offering of one or more of the stocks in the Trusts. An affiliate of the Sponsor may serve as a specialist in the stocks in the Trusts on one or more stock exchanges and may have a long or short position in any of these stocks or in options on any of these stocks, and may be on the opposite side of public orders executed on the floor of an exchange where such stocks are listed. An officer, director or employee of the Sponsor or an affiliate may be an officer or director of one or more of the issuers of the stocks in the Trusts. An affiliate of the Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any stocks or options relating thereto. The Sponsor, its affiliates, directors, elected officers and employee benefit programs may have either a long or short position in any stock or option of the issuers.

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund or the Sponsor. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy securities in any state to any person to whom it is not lawful to make such offer in such state.

--------------------------------------------------------------------------------

TABLE OF CONTENTS
--------------------------------------------------------------------------------

          TITLE                               PAGE
Summary of Essential Financial
      Information...........................     4
The Trusts..................................     6
Objectives and Securities Selection.........     7
Trust Portfolios............................     9
Risk Factors................................    13
Federal Taxation............................    15
Trust Operating Expenses....................    21
Public Offering.............................    23
Rights of Unitholders.......................    27
Trust Administration........................    32
Other Matters...............................    37
Report of Independent Certified Public
   Accountants..............................    38
Statements of Condition.....................    39
Portfolios..................................    40
Notes to Portfolios.........................    42


This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.


                                   PROSPECTUS
                          -----------------------------



                JUNE 2, 1998





                VAN KAMPEN
                AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 102


                BLUE CHIP OPPORTUNITY TRUST, SERIES 4

                BLUE CHIP OPPORTUNITY
                AND TREASURY TRUST,
                SERIES 6







          ------ A Wealth of Knowledge o Knowledge of Wealth(sm) ------
                          VAN KAMPEN AMERICAN CAPITAL



                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056

               Please retain this Prospectus for future reference.




                                       S-1
                          CONTENTS OF REGISTRATION PAGE

         This Amendment of Registration Statement comprises the following papers and documents:


         The facing sheet
         The Cross-Reference Sheet
         The Prospectus
         The signatures
         The consents of independent public accountants and legal counsel

The following exhibits:

1.1 Copy of Trust Agreement.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of Counsel as to the Federal Income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securites being registered.

4.1 Consent of Interactive Data Corporation.

4.2 Consent of Independent Certified Public Acountants.

EX-27 Financial Data Schedule.

                                   SIGNATURES

         The Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 102, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7 and Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14 and Series 57 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 102 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 2nd day of June, 1998.

     Van Kampen American Capital Equity Opportunity Trust, Series 102 By Van
                   Kampen American Capital Distributors, Inc.


                                     By      GINA M. COSTELLO
                                               Assistant Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on June 2, 1998 by the following persons who constitute a majority of the Board of Directors of Van Kampen American Capital Distributors, Inc.

          SIGNATURE                             TITLE

Don G. Powell                       Chairman and Chief Executive              )
                                       Officer                                )

John H. Zimmerman                   President and Chief Operating             )
                                      Officer                                 )

Ronald A. Nyberg                    Executive Vice President and              )
                                      General Counsel                         )

William R. Rybak                    Executive Vice President and              )
                                       Chief Financial Officer                )

                                                    GINA M. COSTELLO
                                                    (Attorney-in-fact*)

--------------------------------------------------------------------------------
         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (File No. 333-33087) and Van Kampen American Capital Equity Opportunity Trust, Series 87 (File No. 333-44581) and the same are hereby incorporated herein by this reference.